

May 24, 2012

Via E-mail
Mr. Eyal Desheh
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tikva 49131, Israel

> **Re:** **Teva Pharmaceutical Industries Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 000-16174**

Dear Mr. Desheh:

We have reviewed your April 23, 2012 response to our April 10, 2012 comment letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5: Operating and Financial Review and Prospect
Results of Operations
Research and Development Expenses, page 65

1. Please refer to prior comment three and your response. If you have information for research and development expense by therapeutic class for generic and/or branded research and development expense, please provide us this information for the years ended December 31, 2010 and 2011. If you do not have this information, tell us separately for generic and branded research and development expense the therapeutic classes represented in 2010 and 2011 and any classes that you believe qualitatively represent a significant concentration.

Supplemental Non-GAAP Income Data, pages 68 through 72

2. Please refer to prior comment five. We acknowledge the explanations in your response. Your disclosure of non-GAAP measures and reconciliation do not comply with Item 10(e) of Regulation S-K. In this regard, your disclosure uses titles or descriptions of non-GAAP financial measures that are the same as titles or descriptions used for GAAP financial measures, the reconciliations do not provide clear explanation of each reconciling item for each non-GAAP measure and the reconciliations include items that are not identified as non-GAAP measures on page 69 such as cost of sales, research and development expenses-net, selling and marketing expenses, general and administrative expenses, legal settlements, acquisition, restructuring and other expenses and impairment, financial expenses- net, provision for income taxes and basic earnings per share attributable to Teva.

    - Please provide us revised disclosure to be included in future filings that revises the titles you use for non-GAAP measures in the table on page 69 so they are not the same or confusingly similar to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Exclude from this presentation net revenues since this is GAAP measure, as there are no reconciling items.
    - Please confirm that you will delete the reconciliations on pages 70, 71 and 72 in future filings.
    - Please provide us reconciliations to be included in future filings for each non-GAAP measure you identify in complying with the first bullet above for each period presented to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP that explains and quantifies each reconciling item.
    - Please confirm that you will conform future non-GAAP disclosures not filed but otherwise made public or furnished to the Commission so as to comply with Regulation G, or tell us how you meet the conditions in section 244.100(c) of Regulation G that would cause Regulation G not to apply to your non-GAAP disclosures.

    Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant